May 11, 2023

VIA EDGAR

Benjamin Holt

Dorrie Yale

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Fifth Wall Acquisition Corp. III

Amendment No. 1 to Registration Statement on Form S-4

Filed April 11, 2023

File No. 333-269231

Dear Mr. Holt and Ms. Yale:

On behalf of Fifth Wall Acquisition Corp. III (the “Company”), please find responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated May 5, 2023 (the “Comment Letter”) with regard to Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-269231) filed by the Company on April 11, 2023 (the “Registration Statement”). The responses are based on information provided to us by the Company. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Registration Statement.

Set forth below in italics are the comments contained in the Staff’s Comment Letter pertaining to the Registration Statement. Immediately below each of the Staff’s comments is the Company’s response to that comment. For the convenience of the Staff’s review, each of the numbered paragraphs below correspond to the numbered comment in the Staff’s Comment Letter.

The Company is concurrently providing to the SEC Amendment No. 2 to the Registration Statement, as filed on EDGAR on the date hereof (“Amendment No. 2”).

Q. What equity stake will current FWAC shareholders and MIC common stockholders hold. . ., page 29

1.

We acknowledge your revised disclosures in response to prior comment 9, and your related revised disclosures elsewhere, such as on page 233. To the extent correct, please revise to clarify on page 233 and elsewhere as appropriate that you expect all the New MIC common warrants to be exercised in connection with the business combination transactions.

Response: The Company acknowledges the Staff’s comment and has revised pages 31 and 380 of Amendment No. 2 accordingly.

Summary Risk Factors, page 63

2.

We acknowledge your revised disclosures in response to prior comment 11, which state that MIC’s inability to comply with a financial covenant under its credit facility “may” accelerate a default. However, we note your disclosures elsewhere, which state that this incompliance did actually result in an event of default, such as your statements on pages 87 and 328. Please revise your summary disclosure here to address this inconsistency, to specifically

Benjamin Holt

Dorrie Yale

May 11, 2023

state that based on your expected financial performance, MIC expects there to be another event of default, as you state on page 329, that the lender could accelerate the maturity of your debt, and to state the outstanding amount as of a current date. Please also revise your disclosures as appropriate to state whether MIC is currently in default, and if not, whether there was a cure or waiver of the default.

Response: The Company acknowledges the Staff’s comment and has revised pages 19, 67 and 91 of Amendment No. 2 accordingly.

The Merger

Background of the Merger, page 179

3.

We note your response to prior comment 15 and partially reissue the comment. Please revise to explain how the MIC board determined to enter into a transaction with Bombe in connection with the 2019 process to explore potential strategic alternatives, as compared to the other interested parties. Additionally, to the extent material, please disclose whether MIC may still be subject to some claims. In this regard, we note that it appears Mr. Shustek filed a breach of contract suit against MIC on March 6, 2023. Please also explain why the continuity of management became an important factor in considering transactions.

Response: The Company acknowledges the Staff’s comment and has revised pages 186 and 187 of Amendment No. 2 accordingly. The Company respectively advises the Staff that Mr. Shustek’s breach of contract claim is related to whether Mr. Shustek is entitled to indemnification under his Indemnification Agreement with MIC. Mr. Shustek’s breach of contract suit and the allegations therein are unrelated to the transaction with Bombe.

4.

We note your revised disclosure in response to prior comment 18, and that you state that the initial draft of the non-binding letter of intent included “placeholders for merger consideration.” Please further revise to clarify if there was any context provided to MIC regarding the amount of proposed merger consideration being contemplated, such as a range. Similarly, in your discussion of the November 30 draft of the merger agreement on page 187 regarding the placeholders for the proposed termination fee and expense reimbursement, please revise to clarify if there was any context provided to MIC regarding the proposed amount of the fee or reimbursement. Please also explain how the Exchange Ratio calculation was revised in the merger agreement draft in your discussion about the drafts from December 8 to December 10.

Response: The Company acknowledges the Staff’s comment and has revised pages 191 through 196 of Amendment No. 2 accordingly.

Opinion of B. Riley Securities, Inc., page 198

5.

We note your response to prior comment 23 and partially reissue the comment. Please revise the joint proxy statement/prospectus where appropriate to include the substance of your explanation regarding why FFO was selected as a financial measure. In this regard, we note that FWAC shareholders may be unfamiliar with financial measures customarily used by REITs.

Benjamin Holt

Dorrie Yale

May 11, 2023

Response: The Company acknowledges the Staff’s comment and has revised page 209 of Amendment No. 2 accordingly.

Permitted Purchases of FWAC Securities, page 238

6.

We acknowledge your response to prior comment 28, and the corresponding revisions. You state that none of the ancillary agreements contemplated by the Merger Agreement, including the Sponsor Agreement, are at issue because there is no obligation for the FWAC founders, advisors or their affiliates to repurchase shares thereunder. However, we note that to the extent any shares are purchased, the parties may be obligated by such agreement to vote such shares in favor of the transaction. For example, Section 5(g) of the Sponsor Agreement requires shares newly acquired by the sponsor to be subject to the voting requirements of the agreement to the same extent as if they were owned by the sponsor as of the agreement date. Please revise to clarify how such provisions would comply with the requirements of Rule 14e-5 under the Exchange Act.

Response: The Company acknowledges the Staff’s comment and has amended and restated each of the Letter Agreement and Sponsor Agreement to clarify that any securities subsequently acquired by the Sponsor and/or the directors and officers of the Company will not be voted if voting such securities would violate Tender Offer Compliance and Disclosure Interpretation 166.01. The Company has also revised disclosure regarding the Letter Agreement and Sponsor Agreement throughout of Amendment No. 2 accordingly.

Concentration, page 309

7.

We note your revised disclosure that you believe that the New Lease Structure will reduce the risk of tenant operator defaults and that if a tenant operator terminates a lease you will be able to find a suitable replacement with minimal disruption in operations because you are aware of multiple suitable tenant operators in each jurisdiction in which your parking facilities are located. However, it appears that these factors may mitigate, but do not eliminate the dependence on a single tenant caused by your tenant concentration. Please revise your disclosure accordingly or further explain why no revision is necessary. In addition, please revise your disclosure to include a statement referring investors to the publicly-available website with SP Plus Corporation’s filings with the SEC.

Response: The Company acknowledges the Staff’s comment and has revised pages 86 and 319 of Amendment No. 2 accordingly.

Exhibits

8.

We acknowledge your response to prior comment 30, and we note the opinions by counsels that the mergers will qualify as a reorganization and that the domestication will qualify as a reorganization. Please ask counsels to provide updated opinions that also opine on the material tax consequences to the shareholders. For example, the tax opinion relating to the domestication should be revised to also opine that neither gain nor loss will be recognized for U.S. federal income tax purposes.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has filed a revised opinion of counsel covering the material tax consequences of the Domestication to shareholders as Exhibit 8.1 to Amendment No. 2 and a revised opinion of counsel covering the material tax consequences of the First Merger and Second Merger, taken together, to shareholders as Exhibit 8.2 to Amendment No. 2.

Benjamin Holt

Dorrie Yale

May 11, 2023

General

9.

We acknowledge your response to prior comment 37. However, we note your disclosure that the limited partners of the Operating Partnership holding the requisite number of common units executed written consents approving the merger and the conversion. With respect to the registration of shares issuable upon conversion or redemption of OP common units held by such limited partners, please further explain how the registration of such shares is consistent with Securities Act Section C&DI 239.13.

Response: The Company acknowledges the Staff’s comment and has revised the third page of Amendment No. 2 to remove the shares underlying OP common units from registration. In addition, the Company revised the registration fee table filed as Exhibit 107.

10.

We note your response to comment 39, and your revised disclosures that each of Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, and BofA Securities, Inc. has waived any claim to their deferred underwriting fees payable pursuant to the underwriting agreement in connection with their underwriting services for your IPO that would otherwise be due upon the closing of the business combination. Please disclose how each waiver was obtained, why the waiver was agreed to, and clarify FWAC’s current relationship with each firm. In this regard, please disclose any firm that has advised you that it has resigned from, or ceased or refused to act in, any capacity with respect to the proposed transaction with Mobile Infrastructure. Please also provide similar disclosure for any firm that has advised you that it has resigned from, or ceased or refused to act in, any capacity with respect to any other business combination.

Response: The Company acknowledges the Staff’s comment and has revised pages 25, 26, 62 through 65, 105 and 106 of Amendment No. 2 accordingly.

11.

Please describe what relationship existed between each of Deutsche Bank, Goldman Sachs, and BofA and FWAC after the close of the IPO, including any financial or merger-related advisory services conducted by them. For example, clarify whether any of these firms had any role in the identification or evaluation of business combination targets. To the extent any of these firms had a role, please revise your Background section to discuss the role.

Response: The Company acknowledges the Staff’s comment and has revised pages 62 through 65, 190, 191 and 197 of Amendment No. 2 accordingly.

12.

Tell us whether Deutsche Bank, Goldman Sachs, or BofA was involved in the preparation of any disclosure that is included in this registration statement, including any analysis underlying disclosure in the registration statement. If so, please revise to clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, to the extent correct, please revise to clarify that they have affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

Benjamin Holt

Dorrie Yale

May 11, 2023

Response: The Company acknowledges the Staff’s comment and has revised pages 25, 26, 62 through 65, 105, 106, 190, 191 and 197 of Amendment No. 2 accordingly.

13.

Please tell us whether you are aware of any disagreements with Deutsche Bank, Goldman Sachs, or BofA regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that each of Deutsche Bank, Goldman Sachs, and BofA was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet each firm is waiving such fees and, to the extent correct, disclaiming responsibility for the Form S-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

Response: The Company acknowledges the Staff’s comment and has revised pages 25, 26, 62 through 65, 105 and 106 of Amendment No. 2 accordingly.

14.

Disclose whether Deutsche Bank, Goldman Sachs, or BofA provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why the firm was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that each firm has performed all its obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

Response: The Company acknowledges the Staff’s comment and has revised pages 25, 26, 62 through 65, 105 and 106 of Amendment No. 2 accordingly.

15.	Please provide us with any correspondence between FWAC and each of Deutsche Bank, Goldman Sachs, and BofA relating to their resignation.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company will provide the requested material.

16.

Please provide us with the engagement letter between FWAC and each of Deutsche Bank, Goldman Sachs, and BofA. Please disclose any ongoing obligations of FWAC pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the company in the registration statement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that no separate engagement letter was entered into with Deutsche Bank, Goldman Sachs, or BofA, and that the obligations of such parties are reflected in the publicly filed Underwriting Agreement.

17.

Please revise your disclosure to highlight for investors that the withdrawal of Deutsche Bank, Goldman Sachs, and BofA indicates that they do not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that these firms have been previously involved with the transaction.

Benjamin Holt

Dorrie Yale

May 11, 2023

Response: The Company acknowledges the Staff’s comment and has revised pages 64 and 106 of Amendment No. 2 accordingly.

*    *     *

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Evan D’Amico of Gibson, Dunn & Crutcher LLP by telephone at (202) 887-3613 or via email at edamico@gibsondunn.com.

Sincerely,

/s/ Evan M. D’Amico
Evan M. D’Amico

EMD